

July 9, 2012

Via Email
Fumihiko Ike
Chief Financial Officer
Honda Motor Co., Ltd.
No. 1-1, 2-chome, Minami-Aoyama
Minato-ku, Tokyo 107-8556
Japan

     Re: Honda Motor Co., Ltd.
             Form 20-F for the Year Ended March 31, 2012
             Filed June 21, 2012
             File No. 001-07628

Dear Mr. Ike:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended March 31, 2012

Item 5. Operating and Financial Review and Prospects, page 28

Fiscal Year 2012 Compared with Fiscal Year 2011
Business Segments
Automobile Business, page 32

1. We note that you have revised your MD&A section on page 33 to include a discussion on the relative revenue and expenses of your three vehicle classes (i.e. passenger cars, light trucks, and mini vehicles). However, we continue to believe that it would be useful to the investor to include a discussion of relative profitability, in terms of contribution margin, as it relates to your vehicle classes. Please revise to discuss and quantify the difference in contribution margin between your three vehicle classes. You should also provide a

discussion of how you define contribution margin, or other applicable profitability measure.   Please provide us with a draft of your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief